

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2015

Via E-mail
Michelle Mapes
EVP-General Counsel & Corporate Secretary
Green Plains Inc.
450 Regency Parkway, Suite 400
Omaha NE 68114

> **Re: Green Plains Partners LP**
> **Draft Registration Statement on Form S-1**
> **Submitted March 6, 2015**
> **CIK No. 0001635650**

Dear Ms. Mapes:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. Additionally, please note that disclosures in the sales literature should also be included in the prospectus and are

required to present a balanced discussion of the risks and rewards of investing in the partnership. Refer to Part 19 of SEC Industry Guide 5.

3. Regarding the registration rights that you have agreed to provide your parent, please disclose whether there are any maximum cash penalties under the partnership agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering common units, subordinated units or other partnership interests. Refer to ASC 825-20-50-1.

Prospectus Summary, page 1

Overview, page 1

4. You disclose on page 3 that you generated pro forma revenues, pro forma net income and Adjusted EBITDA of $86.4 million, $55.1 million and $59.8 million, respectively, for the year ended December 31, 2014. This disclosure gives too much prominence to these non-GAAP results. Please revise here and elsewhere throughout the filing, where you have only disclosed non-GAAP amounts, to also disclose the related GAAP amounts so your presentation is balanced between GAAP and non-GAAP amounts. See Item 10(e)(1)(i) of Regulation S-K.

Competitive Strengths, page 5

5. Please balance your disclosure here to clarify that your management team dedicates only a percentage of their time to your business.

Risk Factors, page 10

6. Please revise this section to include a brief discussion of the most material risks facing your operations and your proposed offering.

The Offering, page 14

Material U.S. Federal Income Tax Consequences, page 18

7. Please revise your disclosure to include a brief discussion of the material tax consequences so that you are not solely cross-referencing to the more detailed discussion. Please also disclose the identity of counsel who is rendering the opinion at each place in the prospectus where you discuss the tax consequences of investing in your securities.

Risk Factors, page 22

Risks Related to our Business and Industry, page 22

Green Plains Trade may suspend, reduce or terminate its obligations under the commercial agreements with us in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders, page 26

8. We note that the commercial agreements permits Green Plains Trade to suspend, reduce or terminate its obligations under the commercial agreements if there is a material breach of such agreement by you or if you are subject to certain force majeure events. Please revise this risk factor and your disclosures on page 123 to clarify whether there are any other events that would permit Green Plains Trade to suspend, reduce or terminate its obligations under the commercial agreements.

Our partnership agreement designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders, which limits…with such unsuccessful action, page 44

9. Please include a separate heading for your risk regarding unitholders obligation to reimburse you for any costs incurred in connection with an unsuccessful action.

10. Please revise this risk factor to include disclosure about how this provision could possibly discourage limited partner lawsuits that might otherwise benefit the partnership and its limited partners.

11. Please revise this risk factor to disclose whether you intend to apply the provision to claims under the federal securities laws, including to any claims related to the current offering. If so, please also disclose that courts have not determined whether such provisions conflict with the federal securities laws.

Use of Proceeds, page 55

12. We note that a portion of the proceeds will be used to repay term loan debt assumed from your parent. Please disclose the interest rate and maturity of the indebtedness. Please See Instruction 4 to Item 504 of Regulation S-K.

Our Cash Distribution Policy and Restrictions on Distributions, page 58

13. Please revise the table on page 62 to present pro forma basis for each quarter in the year ended December 31, 2014. Please also provide tabular disclosure for the projected information on page 66 presenting the next four fiscal quarters individually to demonstrate the projected minimum quarterly distributions for each period.

14. We note your disclosure on page 74 that all cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." Please tell us what consideration you gave to disclosing your operating surplus and capital surplus for your most recent fiscal year and providing investors with an understanding as to how your operating surplus and capital surplus correlates to your estimated distributable cash flow measure.

Selected Historical and Pro Forma Condensed Consolidated Financial and Operating Data, page 88

Non-GAAP Financial Measure, page 90

15. We note your disclosure that you believe Adjusted EBITDA provides useful information to investors in assessing your financial condition and results of operations. You indicate that Adjusted EBITDA should not be considered an alternative to cash from operations or any measure of liquidity presented in accordance with GAAP. You also state Adjusted EBITDA has important limitations as an analytical tool because it excludes some items that affect cash from operations. Please note that the limitations of a performance measure should not address cash, cash requirements or liquidity. Please revise your disclosure here and elsewhere in the filing to address the limitations of Adjusted EBITDA as a performance measure. If you use Adjusted EBITDA as a liquidity measure in addition to a performance measure, revise your disclosure to also reconcile Adjusted EBITDA to the most directly comparable GAAP liquidity measure, cash provided by operating activities, and separately discuss the limitations of your non-GAAP measure as both performance and liquidity measures. Please also address your disclosure related to Adjusted EBITDA on page 93.

Adjusted EBITDA and Distributable Cash Flow, page 93

16. We note that distributable cash flow is a non-GAAP measure. Regarding this non-GAAP measure, it is not clear how you have complied with the disclosure requirements set forth in Item 10(e)(1) of Regulation S-K. Your disclosure on page 93 indicates the GAAP measure most directly comparable to distributable cash flow is net cash provided by operating activities. As such, please enhance your disclosure to reconcile distributable cash flow to net cash provided by operating activities. In addition, distributable cash flow appears to be a liquidity measure. Please also revise your disclosure to separately discuss the limitations of distributable cash flow as a liquidity measure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 91

Capital Resources and Liquidity, page 99

17. Please discuss in your liquidity section the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, your discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. See the SEC Interpretive Release No. 33-8350.

Contractual Obligations, page 100

18. Given the presentation of long-term debt on the face of your balance sheets, it is not clear why you have not included long-term debt and interest on long-term debt as separate line items within your contractual obligations table. Please revise or advise.

Certain Relationships and Related Party Transactions, page 135

General

19. Please revise your disclosure to include the information required by Item 404 of Regulation S-K with respect to your assumption of debt from your parent, as discussed on page 55.

Reimbursement of Partnership Litigation Costs, page 166

20. Please expand your disclosure regarding the fee-shifting provision to clarify the following:
   - The meaning of the phrase "substantially achieves, in substance and amount,"
   - the parties who may be responsible for paying fees, costs and expenses under the provision, including the parties who could be deemed to initiate or assert a claim on behalf of a current or prior limited partner, and
   - the parties who may be allowed to recover their fees and expenses, including the parties who could be deemed to be an "affiliate" in this context.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

21. When you complete the pro forma financial statements, please enhance your disclosure to show precisely how you arrived at each adjustment amount in a note to the pro forma financial statements. This note should include a discussion of any significant assumptions and estimates used to arrive at these amounts. We may have further comments once the additional disclosures are provided.

22. Please present on the face of your pro forma statement of operations historical and pro forma basic and diluted net income per unit data. See Rule 11-02(b)(7) of Regulation S-X. Please ensure you address the following:

- Please disclose how many offering units were included in your computation and how many were excluded and explain why; and

- Please ensure your disclosures clearly show how you computed your pro forma net income per unit amounts, including the income amounts allocated to different unitholders.

BlendStar LLC Financial Statements, page F-7

Note 11. Related Party Transactions, page F-20

23. We note that Green Plains provides a variety of services such as general accounting and finance, payroll and human resources, information technology, legal and communications, and treasury and cash management activities. Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Please specifically disclose the allocation method used for each material type of cost allocated. Refer to SAB Topic 1:B.1.

Exhibits, page II-2

24. Please include a form of your operational services and secondment agreement as an exhibit.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: G. Michael O'Leary (*via e-mail*)
    Andrews Kurth LLP